Exhibit 99.1

FOR IMMEDIATE RELEASE

DRAGONWAVE SELECTED TO SUPPORT BLUE WIRELESS NETWORK EXPANSION

Horizon Compact+ and Quantum combined with Bandwidth Accelerator deliver unmatched scalability.

Ottawa, Canada, September 28, 2016 - DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) a global supplier of packet microwave radio systems, today announced that mobile operator Blue Wireless has ordered 100 Horizon Compact+ and Horizon Quantum packet microwave radio links currently being deployed as part of its ongoing network expansion.

With DragonWave’s Bandwidth Accelerator payload compression technology deployed across the network, Blue Wireless is able to gain 40% greater capacity per channel than alternative solutions, allowing for multi-gigabit capacity for core and access links.

“Our evaluation of microwave radios was thorough and based on finding a fiber-equivalent solution with the scalability to meet our growing capacity demands,” said Eric Wong VP of Engineering and Network Operation at Blue Wireless. “DragonWave’s Horizon Compact+ and Horizon Quantum demonstrated the performance and reliability required to maintain the highest quality of service for our growing customer base.”

Based in New York State, Blue Wireless offers nationwide coverage and is committed to the ongoing examination and improvement of its network as capacity demands increase.  By leveraging DragonWave’s ring architecture capability Blue Wireless is building out a cost-effective and highly resilient, carrier-grade backhaul network with the scalability and fiber-equivalent performance needed to meet its current and future expansion requirements.

“Horizon Compact+ and Quantum are uniquely positioned in the market as powerful, easily installed systems that offer mobile operators a cost-effective solution that can scale to their growth,” said Peter Allen, CEO, DragonWave. “We know that Blue Wireless will continue to achieve the performance and reliability DragonWave customers have come to expect, and we look forward to supporting them in their ongoing network expansion.”

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s portfolio is wireless network backhaul, including a range of products ideally suited to support the emergence of underlying small cell networks.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave®, Horizon® and Avenue® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the relative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contact: Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: +1-613-599-9991 ext 2262	Media Contact: Becky Obbema Interprose (for DragonWave) Becky.Obbema@interprosepr.com Tel: +1-408- 778-2024	Investor Contact: Peter Allen CEO DragonWave Inc. pallen@dragonwaveinc.com Tel: +1-613-599-9991